CUSIP No. 600 37B 106	Page 1 of 12 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20552

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MILLENNIUM BANKSHARES CORPORATION
(Name of Issuer)

Common Stock, par value $5.00 per share
(Title of Class of Securities)

600 37B 106
(CUSIP Number)

Phillip M. Goldberg
Foley & Lardner LLP
321 North Clark Street, Suite 2800
Chicago, Illinois 60610
(312) 832-4549
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 22, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600 37B 106	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hot Creek Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%
14		TYPE OF REPORTING PERSON * OO

CUSIP No. 600 37B 106	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hot Creek Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%
14		TYPE OF REPORTING PERSON * PN

CUSIP No. 600 37B 106	Page 4 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David M. W. Harvey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 545,200
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH:	10	SHARED DISPOSITIVE POWER 545,200

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 545,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.21%
14		TYPE OF REPORTING PERSON * IN

CUSIP No. 600 37B 106	Page 5 of 12 Pages

Item 1.     Security and Issuer

        The class of equity securities to which this Statement relates is the Common Stock, par value $5.00 per share, (“Stock”) of Millennium Bankshares Corporation, a Virginia corporation (the “Company”). The principal executive offices of the Company are located at 1601 Washington Plaza, Reston, Virginia 20190.

Item 2.     Identity and Background

        (a)        This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): (i) Hot Creek Capital L.L.C. (the “General Partner”), (ii) Hot Creek Investors, L.P. (“Investors”) and (iii) David M. W. Harvey, the managing member of the General Partner ((i), (ii) and (iii) being collectively, the “Filing Persons”). The Stock which is the subject of this Schedule 13D is held by Investors. The other Filing Persons are joining in this Schedule 13D because they exercise voting and investment power over the Stock held by Investors. The Filing Persons have entered into a Joint Filing Agreement, dated as of August 5, 2005, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

        (b)        The residence or business address of each of the Filing Persons is:

6900 South McCarran Boulevard, Suite 3040 Reno, Nevada 89509

        (c)        Investors is a Nevada limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. The General Partner, a Nevada limited liability company, is the general partner of Investors. The General Partner is charged with management of the day-to-day affairs of Investors and other related investment partnerships. The managing member of the General Partner is David M. W. Harvey and that is Mr. Harvey’s principal occupation. Each of the Filing Persons conducts their business from 6900 South McCarran Boulevard, Suite 3040, Reno, Nevada, 89509.

        (d) and (e)        and During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

        (f)        Investors and the General Partner are organized under the laws of the state of Nevada. David M. W. Harvey is a citizen of the U.S.A.

Item 3.     Source and Amount of Funds or Other Consideration

CUSIP No. 600 37B 106	Page 6 of 12 Pages

        All of the 545,200 shares of Stock beneficially owned by the Filing Persons is held by Investors. The amount of funds expended by Investors to acquire such 545,200 shares of Stock is $3,957,486. No borrowed funds were used to purchase such Stock. The source of the funds used by Investors to purchase such Stock was working capital.

        All or part of the shares of Stock owned by the Filing Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to the Filing Persons. Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin. Such indebtedness, if any, may be refinanced with other banks or broker-dealers. As of the date of this filing no Filing Person has margin or other loans outstanding secured by Stock.

Item 4.     Purpose of Transaction

        The purpose of the acquisition of the shares of Stock by the Filing Persons is to profit from appreciation in the market price of the Common Stock through the assertion of shareholder rights and influencing the policies of the Company.

        The Filing Persons believe the Company’s Stock is undervalued relative to its underlying franchise value due in part to (1) a history of below average returns on equity, (2) the failure to materially increase tangible book value per share over the last four years, and (3) the pursuit by management of a merger transaction which is highly dilutive to tangible book value per share.

        The Filing Persons believe that the optimal way to maximize shareholder value would be (1) an aggressive focus on capital management including the repurchase of shares of stock, and (2) a focus on organic growth rather than acquisition transactions.

        On August 5, 2005, the Filing Persons delivered to the Company the letter filed as Exhibit B to this filing.

        The Filing Persons do not presently intend to make further purchases or sales of shares of Stock, but may at any time purchase shares or dispose of any or all the shares of Stock held by them. To the extent the actions described herein may be deemed to constitue a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Filing Persons have such a purpose. Except as noted in this Schedule 13D, no Filing Person has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.     Interest in Securities of the Company

CUSIP No. 600 37B 106	Page 7 of 12 Pages

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Stock, 8,785,959 reported as the number of outstanding shares as of April 15, 2005 on the Company’s Form 10-Q filed May 17, 2005.

        The Filing Persons’ transactions in the Stock within the past 60 days are as follows:

(A)	Investors

(a)-(b)	See cover page.

(c)	Investors made the following purchases of Common Stock in the past 60 days:

Date	Number of Shares	Buy/Sell	Price Per Share ($)	Total ($)
6/27/05	100,000	Buy	7.2002	720,015

6/28/05	250,000	Buy	7.2001	1,800,015

6/30/05	3,300	Buy	7.1745	23,676

7/5/05	1,000	Buy	7.17	7,170

7/6/05	35,000	Buy	7.2304	253,065

7/21/05	49,700	Buy	7.2977	362,696

7/22/05	3,100	Buy	7.3951	22,925

7/25/05	2,100	Buy	7.4047	15,550

7/26/05	101,000	Buy	7.4492	752,374

(d)	Because he is the Managing Member of General Partner, the general partner of Investors, Mr. Harvey has the power to direct the affairs of Investors, including the voting and disposition of shares of Stock held in the name of Investors. Therefore, Mr. Harvey is deemed to share voting and disposition power with Investors with regard to those shares of Common Stock.

(B)	General Partner

(a)-(b)	See cover page.

(c)	General Partner has made no purchases or sales of Stock directly.

(d)	General Partner is the general partner of Investors. Because he is the Managing Member of General Partner, Mr. Harvey has the power to direct the affairs of General Partner. Therefore, General Partner may be deemed to share with Mr. Harvey voting and disposition power with regard to the shares of Stock held by Investors.

CUSIP No. 600 37B 106	Page 8 of 12 Pages

(C)	Mr. David M. W. Harvey

(a)-(b)	See cover page.

(c)	Mr. Harvey made no purchases or sales of Stock directly.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        Except with respect to the Joint Filing Agreement filed as Exhibit A to this filing, neither of Investors, the General Partner, or Mr. Harvey has any contract, arrangement, understanding, or relationship (legal or otherwise) between or among themselves and any person with respect to securities of the Company, including but not limited to transfer or voting of any of the Stock that is the subject of this Schedule 13D, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

Exhibit	Description
A	Joint Filing Agreement.
B	Letter to Company dated August 5, 2005

CUSIP No. 600 37B 106	Page 9 of 12 Pages

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2005

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey

CUSIP No. 600 37B 106	Page 10 of 12 Pages

EXHIBIT A

JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date: August 5, 2005

HOT CREEK CAPITAL, L.LC.
By: /s/ David M.W. Harvey
Managing Member
HOT CREEK INVESTORS, L.P.
By: HOT CREEK CAPITAL, L.L.C.
General Partner
By: /s/ David M.W. Harvey
Managing Member
/s/ David M.W. Harvey
David M.W. Harvey

EXHIBIT B

[FORM OF LETTER]

HOT CREEK CAPITAL, L.L.C.

Friday, August 05, 2005

BY FEDERAL EXPRESS

Carroll Markley
Millennium Bankshares Corp.
1601 Washington Plaza
Reston, Virginia 20190

RE:	Millennium Bankshares Corp.

Dear Mr. Markley:

        I am writing to convey our disappointment with Millennium Bankshares Corp. (the “Company” or “Millennium”) and our intention to Vote “No” on certain proposals to be made at the upcoming Special Meeting of Shareholders of the Company. I am disappointed with (i) the Company’s history of below average returns on equity, (ii) the Company’s failure to materially increase tangible book value per share over the last four years, and (iii) your pursuit of a merger transaction which is highly dilutive to tangible book value per share.

        As illustrated below, our Company’s average return on equity has been and is now materially below that of the average for other banks and thrifts headquartered in our region.

	Average Return on Equity
Year Ended	2000	2001	2002	2003	2004
Average	10.90	9.91	1.71	9.79	9.99
Millennium	8.52	9.15	-19.58	5.5	5.43
Source: SNL Quarterly Bank & Thrift Digest, Vol. 1 of 2, June 2005. SNL Financial, Charlottesville, Virginia (SNL Financial)

        Additionally, our tangible book value per share has not appreciably changed over the last four years. After an accretive stock offering conducted in 2001, the Company’s tangible book value per share ended the year at $5.13. Four years later our tangible book value per share at year end 2004 had grown to $5.37 (SNL Financial). This is a change of only 24 cents on $5.13 of our equity.

        Finally, we find it especially shocking to have read of your recent proposed acquisition and the impact it will have on our tangible book value per share. In your presentation describing the pro-forma effect of the recently proposed acquisition you acknowledge that tangible book value per share will decline from $5.33 at March 31, 2005 to $4.17 after consummation of the transaction (Presentation entitled “Millennium Bankshares Announces Acquisition of Albemarle First Bank,” dated June 10, 2005, filed on Form 8-K dated June 29, 2005). In light of our Company’s poor earnings history as highlighted above, we believe tangible book value per share is the only appropriate measure of accomplishment.

        In an attempt to demonstrate our dissatisfaction with your leadership, we intend to vote against any action you may take in preparation for your proposed acquisition. Specifically, we intend to vote “No” on any proposed issuance of additional shares of Millennium stock in connection with the Reorganization Agreement and the transactions contemplated thereby; and further we intend to vote “No” on any Amendment to the Articles of Incorporation of Millennium increasing the number of authorized shares of stock, in each case as are proposed to be requested at an upcoming Special Meeting of Shareholders (See Form S-4, dated July 21, 2005, of Millennium Bankshares Corp.)

Very truly yours, /s/ DAVID HARVEY David Harvey